Filed Pursuant to Rule 424(b)(3)
Registration No. 333-141231
Prospectus Supplement
to Prospectus Dated June 27, 2007
$80,000,000
4% Senior Convertible Notes due 2026
and Shares of Common Stock Issuable Upon Conversion of the Notes
This prospectus supplement relates to the resale by selling securityholders of our 4% Senior Convertible Notes due 2026 and the shares of our common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus dated June 27, 2007. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

     Investing in the notes and in our common stock involves significant risks. See Risk Factors beginning on page 7 of the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

This date of this prospectus supplement is October 18, 2007.

     The following information amends and supplements the table set forth under the caption “Selling Securityholders” beginning on page 46 of the prospectus by updating the information with respect to a selling securityholder previously listed in the prospectus and by adding information with respect to a selling securityholder not previously listed in the prospectus. This information was furnished to us by the selling securityholders listed below as of or prior to the date of this prospectus supplement. No additional notes or shares of our common stock are being offered for resale under the prospectus.

Number of
			Shares of	Number of
	Principal		Common	Shares of
	Amount of	Percentage of	Stock	Common Stock	Percentage of
	Notes That	Total Notes	Beneficially	That May	Common Stock
Name of Selling Securityholder	May Be Offered	Outstanding	Owned(1)	be Offered	Outstanding(2)

Highbridge International LLC (10)	$33,900,000	42.4%	3,153,372	2,748,054	7.3%

DBAG London (4)(23)	$3,600,000	4.5%	291,829	291,829	*

*	Less than 1%

(1)	Assumes conversion of the full amount of notes held by such selling securityholder into common stock at the initial conversion rate of 81.06355 shares of common stock per $1,000 principal of notes. Except as otherwise indicated in the notes to the table, also assumes that the selling securityholder or any future transferees, pledgees, donees, or successors of or from such selling securityholder do not beneficially own any common stock other than the common stock issuable upon conversion of the notes. The conversion rate and the number of shares of common stock issuable upon conversion of the notes are subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. In addition, under the terms of the notes, a selling securityholder may not convert the notes to the extent such conversion would cause such selling securityholder, together with its affiliates, to beneficially own a number of shares of common stock that would exceed 4.99% of our then outstanding shares of common stock following such conversion, excluding for purposes of such determination shares of common stock issuable upon conversion of the notes which have not been converted. The number of shares in the table does not reflect this limitation.

(2)	Calculated based on 39,783,196 shares of common stock outstanding as of May 31, 2007. In calculating the percentage of ownership, all shares of common stock that the identified person had the right to acquire upon conversion of such person’s notes are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person. In addition, under the terms of the notes, a selling securityholder may not convert the notes to the extent such conversion would cause such selling securityholder, together with its affiliates, to beneficially own a number of shares of common stock that would exceed 4.99% of our then outstanding shares of common stock following such conversion, excluding for purposes of such determination shares of common stock issuable upon conversion of the notes which have not been converted. The percentage in the table does not reflect this limitation.

(4)	This selling securityholder has identified itself as an affiliate of a broker-dealer. This selling securityholder has represented to us that it acquired its notes or underlying common stock in the ordinary course of business and, at the time of purchase of the notes or the underlying common stock, such selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying common stock. To the extent that we become aware that such selling securityholder did not acquire its notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act .

(10)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin, and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC. Smithfield Fiduciary LLC, a wholly owned subsidiary of Highbridge Capital Management, LLC, participated in our September 2005 private placement. The number of shares of common stock beneficially owned by this selling securityholder includes 405,318 shares of common stock issuable upon the conversion of $5,000,000 principal amount of notes that the selling securityholder acquired from another selling securityholder pursuant to the prospectus dated June 27, 2007. As a result, the $5,000,000 principal amount of notes and the 405,318 shares of common stock issuable upon the conversion of such notes are no longer “restricted” securities and are not being offered pursuant to this prospectus.
(23)	John Arnone has voting and investment control over the securities held by this selling securityholder.